SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 4)*

VIVEVE MEDICAL, INC.

(Name of Issuer)

Common Stock, without par value per share

(Title of Class of Securities)

92852W105

(CUSIP Number)

Larry Randall

Alta Bioequities Management, LLC

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92852W105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Alta Bioequities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 1,407,205
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,407,205
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 19,350,856 shares of Common Stock issued and outstanding consisting of (i) 19,325,606 shares of Common Stock issued and outstanding as of March 22, 2017, and (ii) immediately exercisable Warrants to purchase 25,250 shares of the Issuer’s Common Stock.

CUSIP No. 92852W105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Alta Bioequities Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,407,205
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,407,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 19,350,856 shares of Common Stock issued and outstanding consisting of (i) 19,325,606 shares of Common Stock issued and outstanding as of March 22, 2017, and (ii) immediately exercisable Warrants to purchase 25,250 shares of the Issuer’s Common Stock.

CUSIP No. 92852W105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF	7	SOLE VOTING POWER 13,819(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,407,205
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,819(1)
WITH	10	SHARED DISPOSITIVE POWER 1,407,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 3,054 shares owned directly by Mr. Janney, and (ii) 10,765 shares issuable upon exercise of stock options within 60 days of March 22, 2017.
(2)	Based on 19,361,621 shares of Common Stock issued and outstanding consisting of (i) 19,325,606 shares of Common Stock issued and outstanding as of March 22, 2017, (ii) immediately exercisable Warrants to purchase 25,250 shares of the Issuer’s Common Stock; and (iii) options to purchase 10,765 shares of the Issuer’s Common Stock within 60 days of March 22, 2017.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, without par value per share (the “Common Stock”), of Viveve Medical, Inc., a Yukon Territory, Canada corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2014 (the “Original Schedule 13D”) and amended by the filing of Amendment No. 1 to Schedule 13D, as filed with the SEC on May 14, 2015, as further amended by the filing of Amendment No. 2 to Schedule 13D, as filed with the SEC on December 2, 2015 and Amendment No. 3 to Schedule 13D, as filed with the SEC on June 21, 2016 (Amendments Nos. 1, 2 and 3, together with the Original Schedule 13D, the “Amended Schedule 13D”). This Schedule 13D/A is being filed to report further purchases of shares of the Issuer’s Common Stock by Alta Bioequities, L.P. (the “Fund”) The Amended Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Amended Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Amended Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following to the end thereof:

On March 22, 2017, the Fund purchased 500,000 shares of Common Stock for $2,000,000 in a firm commitment underwritten offering at a public offering price of $4.00 per share.

The source of the funds for the purchase of the shares of the Issuer’s Common Stock by the Fund was capital contributions from the Fund’s general and limited partners.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

The Fund is the record owner of the shares of the Issuer’s Common Stock.  As the sole general partner of the Fund, Alta GP may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by the Fund.  As a director of Alta GP, the Managing Director may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by the Fund.

(a) The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each of the Fund and Alta GP is set forth on line 13 of such Reporting Person’s cover sheet.  The percentage set forth on line 13 is based on the sum of (i) 19,325,606 shares of Common Stock outstanding as of March 22, 2017, as reported in the Issuer’s Prospectus filed with the SEC by the Issuer on March 17, 2017, and takes into consideration the exercise of the underwriter’s overallotment option; and (ii) immediately exercisable Warrants to purchase 25,250 shares of the Issuer’s Common Stock held by the Fund.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Managing Director is set forth on line 13 of such Reporting Person’s cover sheet.  The percentage set forth on line 13 is based on the sum of (i) 19,325,606 shares of Common Stock outstanding as of March 22, 2017, as reported in the Issuer’s Prospectus filed with the SEC by the Issuer on March 17, 2017, and takes into consideration the exercise of the underwriter’s overallotment option; (ii) immediately exercisable Warrants to purchase 25,250 shares of the Issuer’s Common Stock held by the Fund; and (iii) options to purchase 10,765 shares of the Issuer’s Common Stock held by the Managing Director, which are exercisable within 60 days of March 22, 2017.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 24, 2017

ALTA BIOEQUITIES, L.P. By: Alta Bioequities Management, LLC, its general partner By: /s/ Daniel Janney
Managing Director

ALTA BIOEQUITIES MANAGEMENT, LLC By: /s/ Daniel Janney
Managing Director

/s/ Daniel Janney
Daniel Janney

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Viveve Medical, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Date: March 24, 2017

ALTA BIOEQUITIES, L.P. By: Alta Bioequities Management, LLC, its general partner By: /s/ Daniel Janney
Managing Director

ALTA BIOEQUITIES MANAGEMENT, LLC By: /s/ Daniel Janney
Managing Director

/s/ Daniel Janney
Daniel Janney